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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                  UPSNAP, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)

                                  916741 10 1
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                                 (CUSIP Number)

       WENDELL BROWN, 134 JACKSON STREET, SUITE 203, DAVIDSON, NC 28036;
                                 (919) 412-8132
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 9, 2007
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  916741 10 1


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WENDELL BROWN
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     U.S.A.
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         3,348,100
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,348,100
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,348,100
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     15.82%
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14.  Type of Reporting Person (See Instructions)
     IN
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Item 1. Security and Issuer.

      The name of the issuer is Upsnap, Inc., a Nevada corporation ("Upsnap"), which has its principal executive offices at 134 Jackson Street, Suite 203, Davidson, North Carolina 28036. This statement relates to Upsnap's common stock, $0.001 par value per share.

Item 2. Identity and Background.

      (a)-(f). This Amendment No. 1 is being filed by Wendell Brown, a citizen of the United States of America (the "Reporting Person"). The Reporting Person is an unemployed/retired individual.

      During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person received the securities covered by this statement pursuant to that certain share exchange agreement by and among Upsnap and the shareholders of Up2004snap, Inc., dated November 15, 2005 ("Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, the common stock of Up2004snap, Inc. held by the Reporting Person was exchanged for common stock of Upsnap as of November 15, 2005, the closing date of the Share Exchange Agreement.

Item 4. Purpose of Transaction.

      During the period commencing December 15, 2006, through January 9, 2007, the Reporting Person sold 210,000 shares of common stock of Upsnap pursuant to Rule 144 under the Securities Act of 1933, as amended ("Rule 144"), at prices ranging from a low of $0.38 per share to a high of $0.75 per share for total consideration of $115,002.25. Reporting Person may sell additional shares in the future under Rule 144.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 3,348,100 shares of the Upsnap's common stock, representing 15.82% of the outstanding shares of the Upsnap's common stock. The Reporting Person does not own any other securities of Upsnap.

(b) The Reporting Person has the sole power to vote and dispose of the 3,348,100 shares.

(c) The Reporting Person did not effect any transactions in the Issuer's securities within the past 60 days, other than reported above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

      Except as disclosed herein and in the current report on Form 8-K filed by Upsnap on November 17, 2005, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      None.


                                       4
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

                                           /s/ Wendell Brown
                                           -------------------------------------
                                           Name: Wendell Brown